

Mail Stop 4720

June 30, 2017

<u>Via E-Mail</u>
Mr. Leon Black
Chairman and Chief Executive Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

>   **Re: Apollo Global Management, LLC**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2017**
>   **Filed May 5, 2017**
>   **File No. 001-35107**

Dear Mr. Black:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Combined Results, page 92

1.   We note that you present a full combined non-GAAP income statement and reconciliations of income (loss) before income tax provision (benefit) to economic income, fee related earnings, fee related EBITDA and distributable earnings for each of the three months ended March 31, 2017 and 2016. Please tell us how your presentation and related reconciliation(s) complies with Questions 104.04 and 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016 (the "updated Non-GAAP C&DI").

Leon Black
Apollo Global Management, LLC
June 30, 2017
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Klein at (202) 551-3847 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services